Art 3/18/2002

02019435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44862

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2002 WASH, D.C. 365

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREIF & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 W. 5TH STREET, SIXTY-FIFTH FLOOR
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LLOYD GREIF (213) 346-9255
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.
(Name — *if individual, state last, first, middle name*)

1723 CLOVERFIELD BLVD. (Address) SANTA MONICA (City) CALIFORNIA (State) 90404 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/18

OATH OR AFFIRMATION

I, LLOYD GREIF, swear (or affirm) that, to best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm GREIF & CO., a FEBRUARY 28, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the comp nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as tha a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

HILDA B. MORENO
Commission # 1311399
Notary Public - California
Los Angeles County
My Comm. Expires Jun 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of c solidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous au

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2001

TABLE OF CONTENTS

GUMBINER, SAVETT, FINKEL, FINGLESON & ROSE, INC.
CERTIFIED PUBLIC ACCOUNTANTS
Santa Monica, California

Independent Auditors' Report

The Board of Directors
Greif & Co.
Los Angeles, California

We have audited the accompanying statement of financial condition of Greif & Co. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greif & Co. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Gumbiner, Savett, Finkel, Fingleson & Rose, Inc.

February 15, 2002

GREIF & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

ASSETS		
Cash and equivalents (Note 2)	$	460,141
Securities		489,679
Investment banking receivables (Note 2)		847,674
Property and equipment, at cost, net of accumulated depreciation (Note 3)		1,431,379
Prepayments and other assets		5,226
TOTAL ASSETS	$	3,234,099

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued bonuses	$	245,568
Customer deposit		14,000
Accounts payable and accrued expenses		316,192
TOTAL LIABILITIES		575,760
COMMITMENTS (Note 4)		
STOCKHOLDER'S EQUITY		
Common stock, no par value: Authorized, 100,000 shares; Outstanding, 1,000 shares		10,000
Retained earnings		2,648,339
TOTAL STOCKHOLDER'S EQUITY		2,658,339
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,234,099

The accompanying notes are an integral part of this statement.

GREIF & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2001

Greif & Co. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company provides investment banking services to companies seeking to raise capital or acquire or divest operations.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation:

Depreciation is computed on an accelerated method based on the estimated useful lives of the assets, generally as follows:

Furniture and fixtures	7 years
Office equipment	5 years

Leasehold improvements are amortized over the shorter of the life of the applicable lease or the life of the asset.

S corporation election:

The Company and its stockholder have elected to treat corporate taxable income as income to the stockholder. Accordingly, federal and state income taxes are liabilities of the stockholder and not of the Company, except that California levies a 1.5% tax on electing corporations.

Cash and equivalents:

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Securities:

Securities consist primarily of revenue bonds carried at market value which approximates cost as of December 31, 2001. Market value is determined using quoted market prices, if available. If a quoted market price is not available, market value is estimated using quoted market prices of similar securities.

(Continued)

GREIF & CO.
NOTES TO STATEMENT OF FINANCIAL CONDITION (Continued)
For the year ended December 31, 2001

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Customer accounts:

The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, the Company has complied with the exemptive provisions of rule 15c3-3 of the Securities and Exchange Commission throughout the year ended December 31, 2001.

NOTE 2: CONCENTRATIONS

Cash and equivalents:

The Company maintains cash balances at a financial institution which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000. At various times throughout the year, the cash balances are in excess of the FDIC insurance limits.

Investment banking receivables:

Investment banking receivables includes approximately $140,000 due from one of the Company's clients and approximately $498,000 due from another client which is payable in marketable equity securities.

NOTE 3: PROPERTY AND EQUIPMENT

As of December 31, 2001, property and equipment consisted of the following:

Furniture and fixtures	$	1,369,1511,36 9,151
Office equipment		95,54195,541
Leasehold improvements		1,046,064
		2,510,756
Less accumulated depreciation		(1,079,377)
	$	1,431,379

NOTE 4: COMMITMENTS

The Company leases office space and two automobiles under non-cancelable operating leases pursuant to agreements expiring through June 15, 2010. The office lease requires additional payments based on the operating costs of the building and provides for two five-year options to renew. The Company entered into a letter of credit agreement with its bank for $120,000 as a credit enhancement for the office space lease.

Minimum annual rental payments are as follows:

Year Ending		
2002	$	158,000
2003		155,000
2004		155,000
2005		169,000
2006		181,000
Thereafter		625,000
	$	1,443,000

NOTE 5: NET CAPITAL REQUIREMENT AND OTHER REGULATIONS

As a registered broker and dealer in securities and as a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. This rule prohibits a broker and dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined in the rule. At December 31, 2001, the Company's net capital, as defined, was $724,912, which exceeded the required minimum net capital by $702,652.